STATEMENT OF FINANCIAL CONDITION

Investec Securities (US) LLC
Year Ended March 31, 2021
With Report of Independent Registered Public Accounting Firm

(SEC I.D. No. 8-67162)

Investec Securities (US) LLC

Statement of Financial Condition

Year Ended March 31, 2021

Contents

Facing page and oath or affirmation

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67162

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2020 AND ENDING 03/31/2021

(MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investec Securities (US) LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

10 East 53rd Street, 22nd Floor

(No. and Street)

New York   New York   10022

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Narov   (212) 259 5617

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *if individual, state last, first, middle name*)

5 Times Square   New York   New York   10036

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steve Narov _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investec Securities (US) LLC _____ , as of March 31 _____ , 20 21 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

JEFFREY LAPOLLO
Notary Public - State of New Jersey
My Commission Expires Feb 10, 2025

S. Narov
Signature STEVE NAROV

Chief Financial Officer
Title

_____ 06/16/2021
Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report of Independent Registered Public Accounting Firm




Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors of Investec Securities (US) LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Investec Securities (US) LLC, (the Company) as of March 31, 2021 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at March 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2007.

New York, NY

June 11, 2021

1

Investec Securities (US) LLC

Statement of Financial Condition

March 31, 2021

Assets

Cash and cash equivalents	$ 7,250,574
Due from Affiliates	32,279
Other assets	93,202
Total assets	$ 7,376,055

Liabilities and member's equity

Liabilities:	
Accrued expenses	$ 134,697
Due to Holdings	14,587
Unearned revenue	10,750
Total liabilities	160,034
Member's equity	7,216,021
Total liabilities and member's equity	$ 7,376,055

The accompanying notes are an integral part of the financial statements.

Investec Securities (US) LLC

Notes to Financial Statements

March 31, 2021

1. Organization and Nature of Business

Investec Securities (US) LLC (the "Company") is a wholly owned subsidiary of Investec USA Holdings Corp. ("Holdings"), the ultimate parent of which is Investec plc, a London Stock Exchange listed company. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "SEA") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company distributes affiliate research and serves as an intermediary on behalf of overseas affiliates (the "Overseas Affiliates") in accordance with SEA Rule 15a-6. Under this rule, the Company intermediates foreign equity transactions, as well as it acts as a placement agent for foreign securities offerings in the United States; for all such transactions and offerings, the executing broker is one of the Overseas Affiliates. The Company operates in a single business segment, the institutional securities business.

2. Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in conformity with accounting principles generally accepted in the United States, which require management to make judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consists of cash and highly liquid investments with maturities of 90 days or less. The Company had no cash equivalents at March 31, 2021.

Commitments and Contingencies

The Company has not made any commitments, and it is not aware of any contingencies, that would require disclosure in the Notes to Financial Statements.

Income Taxes

The Company is a single member limited liability company and is a "disregarded entity" for tax purposes. Thus, the Company's assets and liabilities are treated as those of its sole member, Holdings, which is responsible for including the Company in its tax reports.

Accounting Developments

Pending adoption

ASU 2019-12

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740). This guidance removes certain exceptions for recognizing deferred taxes for investments, performing intra-period allocation and calculating income taxes in interim periods. ASU 2019-12 also adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for tax goodwill and allocating taxes to members of a consolidated group. The ASU is effective for public business entities for fiscal years beginning after December 15, 2020, including interim periods therein. Early adoption of the standard is permitted. The Company is currently assessing the impact that ASU 2019-12 will have on the Company's financial statements.

ASU 2020-10

In October 2020, the FASB issued ASU 2020-10, Codification Improvements. The standard amends the Codification by moving existing disclosure requirements to (or adding appropriate references in) the relevant disclosure sections. The ASU also clarifies various provisions of the Codification by amending and adding new headings, cross-referencing, and refining or correcting terminology. The ASU is effective for public business entities for fiscal years beginning after December 15, 2020, including interim periods therein. Early adoption of the standard is permitted. The Company is currently assessing the impact that ASU 2020-10 will have on the Company's financial statements.

Adopted

ASU 2016-13

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326). ASU 2016-13 represents a significant change in the allowance for credit losses accounting model. Topic 326 replaced existing incurred loss impairment guidance and introduces a new credit loss model; Current Expected Credit Losses (CECL) model, requiring earlier recognition of credit losses when compared to the existing incurred-loss approach. The Company adopted Topic 326 on its required effective date of April 1, 2020. The Company does not carry any financial instruments therefore the adoption of this standard did not have a material impact on the Company's financial statements.

ASU 2019-04

In April 2019, the FASB issued ASU 2019-04 Codification Improvements to Topic 326, Financial Instruments - Credit Losses; Topic 815, Derivatives and Hedging; and Topic 825, Financial Instruments. ASU 2019-04 clarifies and improves guidance related to the recently issued standards on credit losses, hedging and recognition and measurement of financial instruments. The company adopted this standard on its required effective date of April 1, 2020. The adoption of this standard did not have a material impact on the Company's financial statements.

2. Significant Accounting Policies (continued)

ASU 2020-03

In March 2020, the FASB issued ASU 2020-03 Codification Improvements to Financial Instruments. This ASU clarifies and improves the accounting and disclosure guidance in various Codification Topics for financial instruments. In particular, ASU 2020-03 clarifies previously issued ASC 820, ASC 326, and the interaction of ASC 842 and ASC 326. The Company adopted this standard on its required effective date of April 1, 2020. The adoption of this standard did not have a material impact on the Company's financial statements.

3. Credit Risk

The Company maintains its Cash and cash equivalents in bank accounts. Balances in such accounts, at times, may exceed federally insured limits. The Company's customers and counterparties are in the financial services industry. Changes in the industry's regulatory framework relevant to the Company, and to its business environment, could have a material effect on the Company and its operations.

4. Related-Party Transactions

The Company shares office space, equipment and other related support with Holdings. Under an administrative services agreement (the "ASA") with Holdings, certain overhead and operating expenses, including employee salaries and related costs, insurance and other expenses are allocated to the Company based on formulae applied to these expenses. In addition, Holdings allocates taxes to the Company, as discussed in Notes 2 and 5, and is the Company's payment agent for essentially all of the Company's vendor invoices.

Receivable or payable balances are settled between the Company and Holdings throughout the year on at least a quarterly basis. At March 31, 2021, the Company owed Holdings, net, $14,587 related to the items described above.

Pursuant to service agreements, the Company charges certain Overseas Affiliates for services rendered, including operating as an intermediary broker-dealer for the Overseas Affiliates pursuant to SEC Rule 15a-6. Receivable or payable balances are settled between the Company and the Overseas Affiliates throughout the year on at least a quarterly basis. At March 31, 2021, the Overseas Affiliates owed the Company $32,279 related to the items described above and was included in Due from Affiliates. The Overseas Affiliates settled the full amount of $32,279 on April 30, 2021.

5. Provision for Income Taxes

As described in Note 2 above, Holdings allocates a provision for income and other taxes to the Company as if it were a separate taxpayer.

5. Provision for Income Taxes (continued)

At March 31, 2021 the Company had no material deferred tax assets or deferred tax liabilities. All taxes are deemed to be current and are periodically settled with Holdings.

Although Holdings is not currently under examination by federal or state income tax authorities, Holdings' returns for the tax years ended March 31, 2018, 2019 and 2020 are open to adjustment by the relevant federal and state income tax authorities. The Company would recognize any future penalties and/or interest allocated to it by Holdings in the then-current period.

6. Regulatory Requirements

The Company, a registered broker-dealer, is subject to the Net Capital Rule 15c3-1 under the SEA (the "Rule"), which requires the maintenance of minimum net capital. The Company utilizes the alternative method available under the Rule and is required to have net capital equal to the greater of $250,000 or 2 percent of its customer-related receivables from the reserve calculation of Rule 15c3-3. Since the Company claims an exemption from Rule 15c3-3, its minimum net capital is $250,000.

At March 31, 2021, the Company had net capital of $7,090,540 which was $6,840,540 in excess of the required minimum net capital.

Various regulations may limit advances, dividends, and capital withdrawals in order to maintain required minimum net capital or for other reasons.

7. Subsequent Events

The Company has evaluated all subsequent events through June 11, 2021, the date the financial statements were available to be issued.